

SECURITIES AND EXCHANGE COMMISSION

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| SEC FILE NUMBER |
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| 8-46718 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *CPE LLC

DBA: C.P. EATON & ASSOCIATES, ~~INC. AND SUBSIDIARY~~

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

143 ROWAYTON AVENUE
(No. and Street)

ROWAYTON (City) CT (State) 06853 (Zip Code)

RECEIVED MAR 04 2002 352

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES BARTZ (203) 831-2970
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DALESSIO, MILLNER & LEBEN LLP
(Name — *if individual, state last, first, middle name*)

245 FIFTH AVENUE, 16th FLOOR (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SO 3/26/02

# OATH OR AFFIRMATION

I, CHARLES BARTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.P. EATON & ASSOCIATES, INC. AND SUBSIDIARY, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Leanne McFarland

Notary Public

My commission expires 8/31/2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# C.P. EATON & ASSOCIATES, INC.
# AND SUBSIDIARY

## CONSOLIDATED FINANCIAL STATEMENTS
## AND SUPPLEMENTAL SCHEDULE PURSUANT
## TO RULE 17a-5
## OF THE SECURITIES EXCHANGE ACT OF 1934

## DECEMBER 31, 2001

DALESSIO, MILLNER & LEBEN LLP
CERTIFIED PUBLIC ACCOUNTANTS

# C.P. EATON & ASSOCIATES, INC. AND SUBSIDIARY

## Index to Report Pursuant to Rule 17a-5

DALESSIO, MILLNER & LEBEN LLP
CERTIFIED PUBLIC ACCOUNTANTS
245 FIFTH AVENUE
NEW YORK, N.Y. 10016
(212) 447-0909
FAX: (212) 447-7020

## Independent Auditor's Report

C.P. Eaton & Associates, Inc. and Subsidiary
Rowayton, CT

We have audited the accompanying consolidated statement of financial condition of C.P. Eaton & Associates, Inc. and Subsidiary as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of C.P. Eaton & Associates, Inc. and Subsidiary as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



DALESSIO, MILLNER & LEBEN LLP
Certified Public Accountants

New York, New York
January 23, 2002

# C.P. EATON & ASSOCIATES, INC. AND SUBSIDIARY

## Consolidated Statement of Financial Condition

*December 31, 2001*

| ASSETS | | |
|---|---|---|
| CASH | $ | 371,425 |
| FEES RECEIVABLE | | 7,518,933 |
| OTHER CURRENT ASSETS | | 231,804 |
| PROPERTY AND EQUIPMENT, NET | | 68,333 |
| INVESTMENT IN PARTNERSHIP | | 42,653 |
| TOTAL ASSETS | $ | 8,233,148 |
| **LIABILITIES AND STOCKHOLDER'S DEFICIT** | | |
| LIABILITIES: | | |
| COMMISSIONS PAYABLE | $ | 3,608,073 |
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | | 123,299 |
| SUBORDINATED DEFERRED COMPENSATION TO STOCKHOLDER | | 6,096,126 |
| TOTAL LIABILITIES | | 9,827,498 |
| STOCKHOLDER'S DEFICIT: | | |
| Common stock – no par value; 200 shares authorized; 200 shares issued; 100 shares outstanding | | 1,000 |
| Additional paid-in capital | | 579,375 |
| Accumulated deficit | | (2,142,925) |
| Treasury stock; 100 shares, at cost | | (31,800) |
| TOTAL STOCKHOLDER'S DEFICIT | | (1,594,350) |
| TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT | $ | 8,233,148 |

See accompanying notes to consolidated financial statement.

## C.P. EATON & ASSOCIATES, INC. AND SUBSIDIARY

## Notes to Consolidated Financial Statements

### 1. ORGANIZATION AND BUSINESS

C.P. Eaton & Associates, Inc. ("Eaton") was incorporated in the State of Connecticut on April 21, 1983. Eaton's business activities include raising capital from institutional investors for investment funds or advisors. Eaton provides consulting and sales support services to Registered Investment Advisors. Eaton is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Eaton does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Eaton and its Subsidiary. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Property and Equipment

Property and equipment is carried at cost. Depreciation is computed using accelerated methods over the estimated useful lives of related assets, ranging from five to seven years.

# C.P. EATON & ASSOCIATES, INC. AND SUBSIDIARY

## Notes to Consolidated Financial Statements, Continued

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income Taxes

SFAS No. 109 requires the determination of deferred income taxes using the liability method under which deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted regular tax rate expected to apply to local taxable income in the period in which the deferred tax asset or liability is expected to be settled or realized.

Cash Equivalents

Eaton considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2001. As of December 31, 2001, Eaton had cash balances at a major commercial bank in excess of Federal Deposit Insurance coverage.

### 3. FEES RECEIVABLE

Fees receivable are contractually due to be paid to Eaton as follows:

| December 31, | |
|---|---|
| 2002 | $ 5,371,461 |
| 2003 | 1,747,470 |
| 2004 | 400,002 |
| | $ 7,518,933 |

Eaton has complied with the provisions of the NASD's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2001, $3,608,073 of fees receivable have been included in the computation of net capital.

## C.P. EATON & ASSOCIATES, INC. AND SUBSIDIARY

## Notes to Consolidated Financial Statements, Continued

### 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

| | |
|---|---|
| Furniture and office equipment | $ 277,796 |
| Less: accumulated depreciation and amortization | 209,463 |
| | $ 68,333 |

Depreciation and amortization expense charged to operations amounted to $27,000 for the year ended December 31, 2001.

### 5. INVESTMENT IN PARTNERSHIP

Eaton had a limited partnership interest in a partnership whose general partner is a client of Eaton (the "Partnership"). This Partnership interest resulted from Eaton providing certain services to a client and then exchanging fees receivable for a limited partnership interest in the Partnership. In 1999, Eaton contributed its interest in the Partnership to a newly formed subsidiary, CPE, LLC. Additionally, certain current and former Eaton employees agreed to assign certain of their rights to receive commissions from Eaton to this newly formed entity in exchange for a membership interest in CPE, LLC.

### 6. COMMISSIONS PAYABLE

Eaton has commission arrangements with current and former employees. The arrangements provide for payments to be made to the employee when and if Eaton receives its payments from its clients. As of December 31, 2001, commissions payable amounted to $3,608,073.

In accordance with the NASD's Notice to Members 84-48, the current portion of the commissions payable amounting to $2,501,671, was included in the calculation of aggregate indebtedness for purposes of computing minimum net capital plus an additional 1% of the remaining commissions payable.

## C.P. EATON & ASSOCIATES, INC. AND SUBSIDIARY

## Notes to Consolidated Financial Statements, Continued

### 6. COMMISSIONS PAYABLE (cont'd)

Commissions payable are due to be paid as follows, subject to collection by Eaton of the related fee receivables:

| December 31, | |
|---|---|
| 2002 | $ 2,501,671 |
| 2003 | 866,402 |
| 2004 | 240,000 |
| | $ 3,608,073 |

### 7. SUBORDINATED DEFERRED COMPENSATION TO STOCKHOLDER

At December 31, 2001, Eaton has an outstanding loan from its stockholder in the amount of $6,096,126 under a subordinated deferred compensation agreement. The loan is non-interest bearing and matures on March 30, 2004. The loan is subordinated to claims of general creditors and had been approved by the NASD and is available in computing net capital.

### 8. INCOME TAXES

Eaton is an S corporation for federal and state income tax reporting. Accordingly, the current taxable income of Eaton is taxable to the stockholder, who is responsible for the payment of income taxes thereon. However, the State of Connecticut imposes a corporate level tax on S Corporations operating within the State of Connecticut. Eaton uses the cash method for income tax reporting and the accrual basis for financial reporting. As a result, temporary differences exist between the financial reporting and tax bases of Eaton's assets and liabilities which primarily consist of fees receivable, accounts payable, commissions payable, and deferred compensation.

The provision (recovery) for state income taxes consists of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| State | $8,000 | $(62,000) | $(54,000) |

## C.P. EATON & ASSOCIATES, INC. AND SUBSIDIARY

## Notes to Consolidated Financial Statements, Continued

### 8. INCOME TAXES (cont'd)

The significant components of the net deferred tax asset and liability as of December 31, 2001 were as follows:

| | |
|---|---|
| Deferred Tax Assets: | |
| Accounts payable and accrued expenses | $ 10,000 |
| Commissions payable | 271,000 |
| Deferred compensation | 458,000 |
| Gross deferred tax asset | 739,000 |
| Deferred Tax Liability: | |
| Fees receivable | (568,000) |
| | $ 171,000 |
| Valuation allowance | $ (171,000) |

In 2001, a valuation allowance of $171,000 was established based upon management's estimate of the likelihood of realization of the net deferred tax asset at December 31, 2001.

### 9. RELATED PARTY TRANSACTIONS

Lease

Eaton rents its office space under a lease that expires on December 31, 2002, in which Eaton's stockholder has an equity interest in the lessor.

Minimum future rental payments for the year ended December 31, 2002 are approximately $91,200.

### 10. PROFIT SHARING PLAN

Eaton has a non-contributory profit sharing plan covering substantially all of its employees. The annual contribution to the plan is determined by the Board of Directors but may not exceed fifteen percent (15%) of the total compensation paid to all participants under the plan.

## C.P. EATON & ASSOCIATES, INC. AND SUBSIDIARY

## Notes to Consolidated Financial Statements, Continued

### 11. NET CAPITAL REQUIREMENT

Eaton is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that Eaton maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2001, Eaton had net capital of $247,096 which exceeded the statutory requirements by $61,034. Eaton's ratio of aggregate indebtedness to net capital was 10.62 to 1 at December 31, 2001.

### 12. CONCENTRATION

For the year ended December 31, 2001, three customers accounted for approximately 63% of fee income and 76% of fees receivable at December 31, 2001.

### 13. CONSOLIDATED SUBSIDIARY

The following is a condensed summary of financial information of CPE, LLC as of December 31, 2001:

| | |
|---|---|
| Total assets | $43,683 |
| Members' equity | $43,683 |

Eaton's ownership interest in CPE, LLC has been excluded from the computation of net capital pursuant to Rule 15c3-1.

## C.P. EATON & ASSOCIATES, INC. AND SUBSIDIARY

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

*December 31, 2001*

| | |
|---|---|
| Computation of Net Capital: | |
| Stockholder's deficit | $ (1,594,350) |
| Deduct: Subsidiary company equity not allowable for net capital | (43,683) |
| Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital | 6,096,126 |
| | 4,458,093 |
| Deductions and/or Charges: | |
| Nonallowable assets: | |
| Fees receivable, net of allowable portion of $3,608,073 | 3,910,860 |
| Other assets | 231,804 |
| Property and equipment, net | 68,333 |
| Net Capital | $ 247,096 |
| Minimum Net Capital Requirement: | |
| 6 2/3% of aggregate indebtedness of $2,624,970 | $ 174,998 |
| One percent (1%) of commissions payable due after current year (one percent of $1,106,402) | 11,064 |
| Required Net Capital | $ 186,062 |
| Excess Net Capital | $ 61,034 |
| AGGREGATE INDEBTEDNESS: | |
| Accounts payable and accrued expenses | $ 123,299 |
| Commissions payable - current | 2,501,671 |
| Total aggregate indebtedness | $ 2,624,970 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 10.62 to 1 |

STATEMENT PURSUANT TO SEC RULE 17A-5(D) (4):

There were no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in the Company's unaudited December 31, 2001 Form X-17A-5 Part IIA filing.